UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Janet M. Bawcom

Senior Vice President - Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard J. Parrino

Kevin K. Greenslade

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600

December 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.7%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,891,080 shares of Class A Common Stock outstanding as of November 30, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

2 of 9

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.7%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,891,080 shares of Class A Common Stock outstanding as of November 30, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

3 of 9

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.1%2/
14	Type of reporting person (see instructions) OO

1/

Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,891,080 shares of Class A Common Stock outstanding as of November 30, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

4 of 9

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.7%2/
14	Type of reporting person (see instructions) IN

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,891,080 shares of Class A Common Stock outstanding as of November 30, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

5 of 9

Explanatory Note

This Amendment No. 14 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018 and Amendment No. 13 to the Schedule 13D filed on July 3, 2018 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the events described in Item 6 of this Amendment below regarding (1) the entry by VMW Holdco into an amendment, dated as of December 20, 2018, to the previously reported margin loan agreement, dated as of April 12, 2017, and into a related security agreement with the lenders, dated as of December 20, 2018, and (2) the termination of the previously reported amended and restated sponsor stockholders agreement, dated as of September 7, 2016, to which Michael S. Dell and Dell Technologies were parties. There have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons and all changes in percentages of Class A Common Stock beneficially owned are caused by fluctuations in the number of shares of Class A Common Stock of the Issuer outstanding.

Item 4.	Purpose of the Transaction.

The information set forth in amended Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended as follows:

(a)

As of December 26, 2018, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 330,678,605 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, and (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 20,000,000 shares of Class A Common Stock and (B) 60,000,000 shares of Class B Common Stock. As of December 26, 2018, the 330,678,605 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 80.7% of the shares of Class A Common Stock.1/ Of those 330,678,605 shares, the 80,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 47.1% of shares of the Class A Common Stock.2/

1/

Based on 109,891,080 shares of Class A Common Stock outstanding as of November 30, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock beneficially owned by such Reporting Persons into shares of Class A Common Stock.

2/

Based on 109,891,080 shares of Class A Common Stock outstanding as of November 30, 2018, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2018 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock beneficially owned by such Reporting Persons into shares of Class A Common Stock.

6 of 9

(b)	As of December 26, 2018:

Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

VMW Holdco has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 80,000,000 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 80,000,000 shares.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 330,678,605 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 330,678,605 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of December 26, 2018, Dell Technologies, EMC and Michael S. Dell control approximately 97.5% of the combined voting power of both classes of common stock of the Issuer, and VMW Holdco controls approximately 19.9% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by replacing the text under the caption “Margin Loan Facility” in Amendment No.7 to the Schedule 13D in its entirety with the following:

VMW Holdco is a borrower under a senior secured credit facility (the “Margin Loan Facility”) in an aggregate principal amount of up to $3.35 billion (plus interest accrued thereon) existing under a margin loan agreement, dated as of April 12, 2017 (as amended on September 10, 2018 and on December 20, 2018, and as may be amended from time to time, the “Margin Loan Agreement”), among VMW Holdco, as borrower,

7 of 9

Bank of America, N.A., as administrative agent and calculation agent, and the lenders from time to time party thereto (the “Lenders”). On April 12, 2017 and December 20, 2018, VMW Holdco also entered into security agreements with the Lenders (the “Security Agreements” and collectively with the Margin Loan Agreement, the “Loan Documents”). Pursuant to the Loan Documents, VMW Holdco agreed to pledge to the Lenders 20,000,000 shares of Class A Common Stock and 60,000,000 shares of Class B Common Stock held by VMW Holdco as of each such date, and any proceeds thereof, to secure its obligations under the Margin Loan Agreement. The security interest was perfected as to all such shares of common stock as of April 13, 2017 and December 20, 2018 upon the satisfaction of the closing conditions set forth in the Margin Loan Agreement.

The loan matures on or about April 13, 2022. Upon the occurrence of certain events that are customary with this type of loan, the Lenders may exercise their rights to require VMW Holdco to pre-pay the loan proceeds or post additional collateral or foreclose on, and dispose of, the pledged shares of common stock in accordance with the Loan Documents.

Item 6 is hereby further amended and supplemented by adding the following paragraph at the end thereof:

Termination of Amended and Restated Sponsor Stockholders Agreement

As previously reported in the Schedule 13D filed by the Reporting Persons on September 15, 2016, as a result of certain provisions of an amended and restated sponsor stockholders agreement, dated as of September 7, 2016 (the “Stockholders Agreement”), Dell Technologies and certain of its subsidiaries were prohibited from taking specified actions with respect to the securities of the Issuer without the consent of the MD Stockholders and the SLP Stockholders. In connection with the expected consummation of the transactions contemplated by the Agreement and Plan of Merger between Dell Technologies and Teton Merger Sub Inc., dated as of July 1, 2018, as amended, pursuant to which Teton Merger Sub Inc. will be merged with and into Dell Technologies and pursuant to which Dell Technologies registered on December 26, 2018 its Class C Common Stock pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Dell Transaction”), the Stockholders Agreement was terminated effective as of December 25, 2018, thereby eliminating the consent rights described above. The Dell Transaction does not involve any purchase or sale of securities of the Issuer by the Reporting Persons.

8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2018

DELL TECHNOLOGIES INC.

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Janet M. Bawcom
Name:	Janet M. Bawcom
Title:	Attorney-in-Fact

9 of 9